Free Writing Prospectus

To Prospectus dated March 25, 2021 and

Preliminary Prospectus Supplement dated December 1, 2021

Filed Pursuant to Rule 433

Registration No. 333-254699

$400,000,000

Church & Dwight Co., Inc.

2.300% Senior Notes due 2031

Final Term Sheet

December 1, 2021

Issuer:	Church & Dwight Co., Inc.
Expected Ratings:*	Moody’s: A3 (Stable) S&P: BBB+ (Stable)
Trade Date:	December 1, 2021
Settlement Date:	December 10, 2021 (T+7)
Size:	$400,000,000
Maturity Date:	December 15, 2031
Interest Payment Dates:	Each June 15 and December 15, beginning on June 15, 2022
Coupon (Interest Rate):	2.300%
Price to Public:	99.795%
Yield to Maturity:	2.323%
Spread to Benchmark Treasury:	0.875% (87.5 basis points)
Benchmark Treasury:	UST 1.375% due November 15, 2031
Benchmark Treasury Price/Yield:	99-10+; 1.448%
Make-Whole Call:	Prior to September 15, 2031, T+15 basis points
Par Call:	On or after September 15, 2031
Special Mandatory Redemption:	As described in the preliminary prospectus supplement, dated December 1, 2021
Change of Control:	Upon the occurrence of a “Change of Control Triggering Event” with respect to a series of notes, the Issuer will be required, unless it has previously exercised or, contemporaneously with the Change of Control Triggering Event, exercises its right to redeem such series of notes, to repurchase all of such series of notes at a price equal to 101% of the principal amount of the applicable series of such notes, plus any accrued and unpaid interest thereon to, but excluding, the repurchase date.
Minimum Denomination:	$2,000 x $1,000
Format:	SEC Registered
Joint Book-Running Managers:

BofA Securities, Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Senior Co-Manager:	Citizens Capital Markets, Inc.
Co-Manager:	Seelaus & Co., LLC
CUSIP / ISIN:	17136MAA0/ US17136MAA09

Sources of Funds		Uses of Funds

(in millions)
		TheraBreath Acquisition	$(580.0)
Notes	$400.0	Estimated Fees and Expenses(1)	(3.7)
Term Loan	400.0	Repayment of Commercial Paper	(216.3)

Total sources	$800.0	Total uses	$(800.00)

(1)	Includes transaction fees and expenses, including the underwriting discount in this offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free), by calling Scotia Capital (USA) Inc. at 1-800-372-3930 (toll-free), by calling Truist Securities, Inc. at 1-800-685-4786 (toll-free) or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (toll-free).